UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: February 26, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Announces

$26 Million Investment to Relocate and Modernize

South Carolina Operations

New Facility Expected to Considerably Enhance Competitive Position

MONTREAL, QUEBEC and BRADENTON, FLORIDA – February 26, 2013 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today announced plans to relocate its Columbia, South Carolina manufacturing operations within the same region. The new facility will include state-of-the-art manufacturing equipment which will allow Intertape to realize significant productivity gains, provide a better working environment for employees, and benefit from advanced environmental controls. All dollar amounts are US denominated unless otherwise indicated.

The relocation process and subsequent shutdown of the existing Columbia facility is expected to occur over a two year period and be completed in the first half of 2015. The Columbia plant dates back to the 1960’s and its competitive position has become increasingly unsustainable. The layout of the buildings is not compatible with the design of the new manufacturing equipment being purchased.

“Intertape will be undertaking its largest single facility improvement in many years. This major investment of approximately $26 million in South Carolina is an unequivocal long-term commitment to the tape business, our employees, and the State of South Carolina,” said Gregory Yull, President and CEO of Intertape. “We anticipate annual productivity gains and energy savings in excess of $13 million starting in the first half of 2015 with the first full year effects to be realized in 2016. The new facility will also allow us to enhance our position in a highly competitive industry. Finally, we are particularly pleased with how this initiative will maximize safety for our employees and lower the impact of our operations on the environment.”

“It’s great to see one of the Midlands’ long-time businesses choose to stay here. Intertape Polymer Group’s decision to maintain its operations in Richland County is another sign that our state’s business-friendly climate is just right,” said Secretary of Commerce Bobby Hitt.

“Richland County is excited about Intertape’s renewed commitment and investment in its South Carolina operation. This new state-of-the-art manufacturing process is more environmentally-friendly and is a welcome addition to the community,” stated Kelvin Washington, chairman of Richland County Council.

As a result of this plant relocation, a charge of $28-$32 million is expected to be recorded in the first quarter of 2013 primarily related to impairment of property, plant and equipment. Of that amount, $3-$5 million relates to cash items to be disbursed over the next two years with the balance relating to non-cash items. Additional cash charges of $4-$6 million will also be incurred and paid in 2013 through 2015.

This move will require adjustments to the workforce that are expected to be achieved through a combination of normal attrition over the implementation period and a voluntary severance program.

The new equipment is expected to cost approximately $26 million, of which $2.7 million was paid in the fourth quarter of 2012. In 2013, capital expenditures associated with equipment for this project are expected to be $15-$17 million out of a total expected expenditure of $33-$39 million for the year. The Company is currently reviewing different scenarios to determine whether the new building will be purchased or leased. It should be noted that capital expenditure amounts presented above do not include any real estate investments.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding the Company’s industry and the Company’s prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated trends in the Company’s business, and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” as well as statements located elsewhere in Intertape Polymer Group’s annual report on Form 20-F for the year ended December 31, 2011 and the other factors contained in our filings with the Canadian securities regulators and the US

Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000